Exhibit 99.1

Brera Holdings PLC IPO Shares Now Trading on Nasdaq as “BREA”

NEW YORK, DUBLIN and MILAN – (GlobeNewsWire) – January 27, 2023 – Brera Holdings PLC (“Brera Holdings” or the “Company”) is pleased to announce that its shares commenced trading today on The Nasdaq Capital Market under the ticker symbol “BREA.” The Company previously announced the pricing of its initial public offering of 1,500,000 Class B Ordinary Shares at a price to the public of $5.00 per share for a total of $7,500,000 of gross proceeds to the Company (the “Offering”), before deducting underwriting discounts, commissions and other Offering expenses. In addition, Brera Holdings has granted the underwriters a 45-day option to purchase up to an additional 225,000 Class B Ordinary Shares at the public offering price of $5.00 per share, less the underwriting discounts and commissions, to cover over-allotments, if any.

The Offering is expected to close on January 31, 2023, subject to the satisfaction of customary closing conditions.

Revere Securities, LLC is acting as the underwriter for the Offering.

A registration statement on Form F-1, as amended (File No. 333-268187) relating to these securities was filed with the Securities and Exchange Commission (“SEC”) and was declared effective on January 26, 2023. The Offering is being made only by means of a prospectus. A copy of the final prospectus relating to the Offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. A copy of the final prospectus relating to the Offering may be obtained, when available, from Revere Securities, LLC by way of emailing requests to contact@reveresecurities.com; by calling +1 212 688 2350; or by request by standard mail to Revere Securities, LLC, Attention: Equity Capital Markets, 650 5th Ave, New York, NY 10019 USA.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Brera Holdings PLC

Brera Holdings PLC is an Irish holding company focused on expanding social impact football (American soccer) by developing a global portfolio of emerging football clubs with increased opportunities to earn tournament prizes, gain sponsorships, and provide other professional football and related consulting services. The Company seeks to build on the legacy and brand of Brera FC, the first football club that was acquired by the Company. Brera FC, known as “The Third Team of Milan,” is an amateur football association which has been building an alternative football legacy since its founding in 2000. The Company is focused on bottom-up value creation from sports clubs and talent outside mainstream markets, innovation-powered business growth, and socially-impactful outcomes. See www.breraholdings.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including without limitation, the Company’s ability to continue as a going concern, the popularity and/or competitive success of the Company’s acquired football teams, the Company’s ability to attract players and staff for acquired clubs, unsuccessful acquisitions or other strategic transactions, the possibility of a decline in the popularity of football, the Company’s ability to expand its fanbase, sponsors and commercial partners, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update the forward-looking statements in this release, except in accordance with applicable law.

CONTACT INFORMATION:

FOR MEDIA AND INVESTOR RELATIONS

Outside Italy:

Daniel McClory, Executive Chairman

Brera Holdings PLC

dan@breraholdings.com

In Italy:

Sergio Scalpelli, CEO

Brera Holdings PLC

sergio@breraholdings.com